UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 July 2026 entitled Director/PDMR Shareholding.

30 July 2026

Notification of Transactions of Persons Discharging Managerial Responsibilities

Vodafone Group Plc ("Vodafone") announces that the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continuing employment within the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.

The following notifications are made in accordance with DTR 3.1.2-A, incorporating article 19(1) of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	5,642,976
d)	Aggregated information	Aggregated volume of shares acquired: 5,642,976 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	2,658,846
d)	Aggregated information	Aggregated volume of shares sold: 2,658,846 Ordinary shares Aggregated price of shares sold: GBP 3,231,596
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,805,752
d)	Aggregated information	Aggregated volume of shares acquired: 1,805,752 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	850,831
d)	Aggregated information	Aggregated volume of shares sold: 850,831 Ordinary shares Aggregated price of shares sold: GBP 1,034,111
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	2,231,910
d)	Aggregated information	Aggregated volume of shares acquired: 2,231,910 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	1,051,627
d)	Aggregated information	Aggregated volume of shares sold: 1,051,627 Ordinary shares Aggregated price of shares sold: GBP 1,278,161
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	548,132
d)	Aggregated information	Aggregated volume of shares acquired: 548,132 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer (CTO)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,805,752
d)	Aggregated information	Aggregated volume of shares acquired: 1,805,752 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	850,831
d)	Aggregated information	Aggregated volume of shares sold: 850,831 Ordinary shares Aggregated price of shares sold: GBP 1,034,111
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,805,752
d)	Aggregated information	Aggregated volume of shares acquired: 1,805,752 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	850,831
d)	Aggregated information	Aggregated volume of shares sold: 850,831 Ordinary shares Aggregated price of shares sold: GBP 1,034,111
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Group Chief Network Officer (CNO)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,700,594
d)	Aggregated information	Aggregated volume of shares acquired: 1,700,594 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-27
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.215413	654,230
d)	Aggregated information	Aggregated volume of shares sold: 654,230 Ordinary shares Aggregated price of shares sold: GBP 795,160
e)	Date of the transaction	2026-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

 - ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 30, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary